ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 1, 2015

George B. Raine (617) 951-7556 George.Raine@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Alison T. White, Esq.

Re:	AllianzGI Institutional Multi-Series Trust (Registration No. 811-22975)—Responses to Comments on Amendment No. 1 to Registration Statement Filing on Form N-1A filed on March 30, 2015

Dear Ms. White:

I am writing on behalf of AllianzGI Institutional Multi-Series Trust (the “Trust” or the “Registrant,” and each of its series, a “Portfolio”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 1 to the Registration Statement on Form N-1A (“Amendment No. 1”), which was filed with the Commission on March 30, 2015. On April 8, 2015, you provided, via telephone, oral comments of the staff (the “Staff”) of the Commission regarding Amendment No. 1. The following sets forth each of the Staff’s comments followed by the Trust’s responses thereto. Capitalized terms not defined herein shall have the same meaning ascribed to them in the Private Placement Memoranda or the Statement of Additional Information (“SAI”), as applicable, in the Registration Statement.

To the extent responses below indicate that changes will be made in response to the Staff’s comments, those changes will be reflected in the next amendment to the Trust’s Registration Statement, and no later than the next annual updating amendment.

General Comments

1.	Comment: If derivatives may be taken into account in assessing compliance with a Portfolio’s 80% test under Rule 35d-1 under the Investment Company Act of 1940, as amended (in each case, a “Rule 35d-1 Policy”), please describe how derivatives are included or counted for purposes of a Portfolio’s Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of a Portfolio’s Rule 35d-1 policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, a Portfolio may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, a Portfolio will count only the market value of a derivative instrument toward its Rule 35d-1 Policy. However, consistent with the purposes of Rule 35d-1, the Trust reserves the flexibility to use a derivative contract’s notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Portfolio’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 Policy notwithstanding that it had practically no economic exposure to equity investments.

The Trust notes that disclosure in the section of each Private Placement Memorandum titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Portfolio investments listed in this Private Placement Memorandum will apply at the time of investment. The Portfolio would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Portfolio’s investments refer to total assets. Unless otherwise stated, if the Portfolio is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Portfolio may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives, placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

Private Placement Memoranda

AllianzGI Global Small-Cap Opportunities Portfolio and AllianzGI U.S. Unconstrained Equity Portfolio

2.	Comment: As each Portfolio is a “New Fund” for the purposes of Item 3 of Form N-1A, please complete only the 1- and 3-year period portions of the expense example in the section titled “Fees and Expenses of the Portfolio” in the Portfolio Summary.

Response: To the extent that additional filings of the Private Placement Memoranda are made while a Portfolio is a “New Fund” for the purposes of Item 3 of Form N-1A, the requested change will be made for such filings.

3.	Comment: In the section titled “Fees and Expenses of the Portfolio,” please clarify the period for which the portfolio turnover rate was measured.

Response: To the extent that additional filings of the Private Placement Memoranda are made reflecting portfolio turnover information through November 30, 2014 (i.e., through the end of the Trust’s first fiscal year), the requested changes will be made in such filings. With respect to the AllianzGI Global Small-Cap Opportunities Portfolio, the disclosure would be revised as follows (new language underlined; deleted language in strikethrough):

The ~~Portfolio’s~~ portfolio turnover rate ~~for the~~ of the Portfolio from its inception on July 23, 2014 through the end of its fiscal year ~~ended~~ on November 30, 2014 was 56% of the average value of its portfolio.

With respect to the AllianzGI U.S. Unconstrained Equity Portfolio, the disclosure would be revised as follows (new language underlined; deleted language in strikethrough):

The ~~Portfolio’s~~ portfolio turnover rate ~~for the~~ of the Portfolio from its inception on July 1, 2014 through the end of its fiscal year ~~ended~~ on November 30, 2014 was 37% of the average value of its portfolio.

4.	Comment: Please revise the disclosure in the section titled “How to Buy and Sell Shares—Redemptions in Kind” to state that whether the Trust may redeem in kind using illiquid securities.

Response: The Trust respectfully submits that the following existing disclosure, which is currently included in the “How to Buy and Sell Shares—Redemptions in Kind” section, adequately addresses the Staff’s comment:

There can be no assurance that any redemption paid in kind will represent a pro rata portion of the investment positions held by the Portfolio or that any securities distributed will be liquid.

AllianzGI Global Small-Cap Opportunities Portfolio (for purposes of the following Comments, the “Portfolio”)

5.	Comment: Please confirm supplementally that the Registrant has the information necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Trust confirms that the Registrant has all the information necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Advisers Act.

6.	Comment: Please reconcile the following disclosure with the rest of the disclosure in the “Prior Related Performance Information” section: “The data for each Composite… does not represent the performance of the above-mentioned Portfolio.”

Response: In response to this comment, the disclosure in the “Prior Related Performance Information” section will be revised as follows (new language underlined; deleted language in strikethrough):

The data for the ~~each~~ Composite (defined as an “aggregation of one or more portfolios managed according to similar investment mandate, objective or strategy”) is provided to illustrate the past performance of AllianzGI U.S. and its predecessor advisers in managing substantially similar accounts as measured against a specified market index ~~and does not represent the performance of the above-mentioned Portfolio~~.

7.	Comment: Please explain why, as noted in the disclosure in the “Prior Related Performance Information” section, the non-fee-paying account in the Composite was terminated as of October 7, 2014.

Response: Following the launch of the Portfolio, there was no business need for the Sub-Adviser to continue to maintain the non-fee-paying account.

AllianzGI U.S. Unconstrained Equity Portfolio (for purposes of the following Comments, the “Portfolio”)

8.	Comment: Please confirm that the Portfolio uses “primarily” in the “Principal Investment Strategies” to mean “normally.”

Response: In response to this comment, the following change to the “Principal Investment Strategies” and “Principal Investments and Strategies of the Portfolio—“Principal Investments and Strategies” section will be made (new language underlined; deleted language in strikethrough):

The Portfolio seeks to achieve its investment objective over the medium- to long-term by ~~primarily~~ normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities (such as preferred stocks, convertible securities, and warrants) and by investing at least 80% of its net assets (plus borrowings made for investment purposes) in securities of U.S. companies.

9.	Comment: Please confirm that the expenses of short selling are reflected in the fee table and expense example of the Portfolio Summary.

Response: The Trust confirms that it has not yet engaged in any short selling. To the extent that the Trust engages in short selling, the expenses associated with the short selling will be reflected in the fee table and expense example in accordance with the requirements of Form N-1A.

SAI Comments

10.	Comment: Please include in the “Investment Restrictions—Policies Relating to Rule 35d-1 under the 1940 Act” section disclosure that the notice required by Rule 35d-1 under the 1940 Act is sixty days.

Response: In response to this comment, the following change to the “Investment Restrictions—Policies Relating to Rule 35d-1 under the 1940 Act” section will be made (new language underlined):

The Portfolios will provide to shareholders the notice required by Rule 35d-1 under the 1940 Act, as such may be interpreted or revised from time to time, with respect to any change in any policy adopted pursuant to Rule 35d-1(a) (currently sixty days’ notice).

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call George B. Raine at 617-951-7556 if you have any questions or require additional information.

Kind regards,

/s/ George B. Raine

George B. Raine, Esq.

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.